GREAT PANTHER RESOURCES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 and 2007
Expressed in Canadian Dollars

GREAT PANTHER RESOURCES LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Resources Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Resources Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 11, 2009	March 11, 2009

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

December 31, 2008 and 2007

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$606,244	$5,357,977
Marketable securities	6,435	39,795
Amounts receivable (note 5)	2,806,432	5,879,243
Income taxes recoverable	431,523	363,220
Inventories (note 6)	945,506	748,473
Prepaid expenses, deposits and advances	495,287	576,589
	5,291,427	12,965,297

Mineral properties, plant and equipment (note 7)	16,087,761	18,087,813

	$21,379,188	$31,053,110

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$3,534,842	$2,216,730
Current portion of capital lease obligation (note 18(e))	436,498	-
Current portion of long-term debt (note 9(a))	-	88,625
	3,971,340	2,305,355
Long-term liabilities:
Capital lease obligation (note 18(e))	456,788	-
Convertible loan notes (note 9(b))	4,651,690	4,028,611
Asset retirement obligations (note 10)	1,104,877	1,101,171
Future income tax liability (note 16)	1,901,614	2,421,504
	12,086,309	9,856,641

Shareholders’ equity:
Capital stock (note 11(b))	57,865,462	56,988,447
Contributed surplus (note 11(c))	7,724,900	6,261,116
Equity component of convertible note (note 9(b))	2,569,000	2,569,000
Advances on share subscriptions (note 11(f))	85,000	-
Accumulated other comprehensive income (loss) (note 12)	(37,592)	5,945
Deficit	(58,913,891)	(44,628,039)
	9,292,879	21,196,469

Nature of operations and going concern (note 1)
Commitments and contingencies (notes 9, 10, and 18)
Subsequent events (note 19)

	$21,379,188	$31,053,110

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		Restated	Restated
		Note 2(a)	Note 2(a)
Revenues:
Mineral sales	$22,445,438	$15,523,094	$6,333,034
Cost of sales (excluding amortization
and depletion)	18,144,223	14,152,657	6,382,639
	4,301,215	1,370,437	(49,605)

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	4,285,029	3,603,668	1,421,769
Accretion on asset retirement obligation	281,677	22,704	-
Mineral property exploration expenditures (note 8)	6,327,926	6,803,104	3,968,083
General and administrative	5,965,595	4,672,362	4,408,631
Stock-based compensation (note 11(d))	1,608,271	1,129,500	4,672,774
	18,468,498	16,231,338	14,471,257
	(14,167,283)	(14,860,901)	(14,520,862)

Other income (expenses):
Interest income	240,929	207,892	366,319
Interest expense	(1,155,197)	(1,035,577)	(830,236)
Foreign exchange gain (loss)	113,042	(1,440,802)	10,358
Gain on disposal of fixed assets	31,168	-	-
	(770,058)	(2,268,487)	(453,559)

Loss before provision for income taxes	(14,937,341)	(17,129,388)	(14,974,421)

Provision for income taxes (note 16)	651,489	(2,571,473)	(110,016)

Loss for the year	(14,285,852)	(19,700,861)	(15,084,437)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(43,537)	5,945	-

Comprehensive loss for the year	$(14,329,389)	$(19,694,916)	$(15,084,437)

Diluted and basic loss per share (note 2(o))	$(0.18)	$(0.27)	$(0.25)

Weighted average number of common
shares outstanding	81,321,733	72,227,455	59,720,424

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Deficit, beginning of year	$(44,628,039)	$(24,927,178)	$(9,842,741)
Loss for the year	(14,285,852)	(19,700,861)	(15,084,437)
Deficit, end of year	$(58,913,891)	$(44,628,039)	$(24,927,178)

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows used in operating activities:
Loss for the year	$ (14,285,852)	$ (19,700,861)	$ (15,084,437)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	4,285,029	3,603,668	1,421,769
Foreign exchange loss (gain) on debt	5,119	(778)	(12,395)
Foreign exchange loss (gain) on capital
lease obligation	128,493	-	-
Stock-based compensation	1,608,271	1,129,500	4,672,774
Shares issued for mineral exploration
expenditures	191,568	246,000	613,000
Future income tax	(519,890)	2,421,504	(17,459)
Interest accretion on debt discount	11,154	259,355	378,363
Interest accretion on convertible note payable	623,079	377,812	149,799
Interest on capital lease obligation	24,438	-	-
Accretion on asset retirement obligations	281,677	22,704	-
Write-down of inventory	240,810	-	-
Gain on disposal of capital assets	(31,168)	-	-
Changes in non-cash operating working capital:
Amounts receivable	3,209,104	(1,758,659)	(3,119,463)
Inventories	(357,566)	(143,346)	(605,127)
Prepaid expenses and deposits	371,085	245,025	(637,702)
Accounts payable and accrued liabilities	1,028,329	1,304,802	680,062
Income taxes	(68,303)	(490,695)	127,475
Net cash used in operating activities	(3,254,623)	(12,483,969)	(11,433,341)

Cash flows used in investing activities:
Marketable securities	(10,177)	(33,850)	-
Mineral properties and capital expenditures	(1,927,624)	(3,328,413)	(5,736,570)
Proceeds from disposal of capital assets	100,614	-	-
Net cash used in investing activities	(1,837,187)	(3,362,263)	(5,736,570)

Cash flows from financing activities:
Repayment of long-term debt	(104,898)	(1,456,893)	(4,897,504)
Repayment of capital lease obligation	(180,985)	-	-
Proceeds from advances on share subscriptions	85,000	-	-
Proceeds from exercise of warrants	142,710	8,725,054	9,224,170
Proceeds from exercise of options	398,250	678,000	869,257
Proceeds from issuance of convertible notes	-	4,050,000	2,020,000
Issuance of shares for cash, net of issue costs	-	-	13,866,639
Net cash from financing activities	340,077	11,996,161	21,082,562

Increase (decrease) in cash and cash equivalents	(4,751,733)	(3,850,071)	3,912,651

Cash and cash equivalents, beginning of year	5,357,977	9,208,048	5,295,397

Cash and cash equivalents, end of year	$ 606,244	$ 5,357,977	$ 9,208,048

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Supplementary cash flow information:
Income taxes received	$63,296	$-	$-
Income taxes paid	-	640,664	-
Interest expense paid	496,526	330,517	121,200
Interest income received	250,317	198,504	302,074

Non-cash financing and investing transactions:
Mineral property adjustment from changes in
asset retirement obligation	(277,971)	986,182	92,285
Assumption of capital lease obligation
on purchase of equipment	785,047	-	-
Value added tax on capital lease obligation	136,293	-	-
Warrants and options issued for financing fee	-	-	251,500
Assumption of debt on purchase of mining	-	-	231,260
concession
Shares issued and funds received in prior years	-	-	49,910
Issuance of shares pursuant to mineral property	191,568	246,000	613,000
option agreements

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

1.	Nature of operations and going concern:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to these conditions, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable smelter terms with a new customer, reducing its staff levels, and considering other financing alternatives for its operations. Subsequent to year end, the Company raised additional equity (note 19(a)).

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all. Failure to continue as a going concern would require the Company’s assets and liabilities to be presented on a liquidation basis, which would differ materially from the going concern basis.

2.	Significant accounting policies:

(a) Restatement:

The Company’s consolidated financial statements for the years ended December 31, 2007 and 2006 have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The effect of the restatement is a decrease in cost of sales (excluding amortization and depletion) and a decrease in revenues for the year ended December 31, 2007 by $1,963,976 (2006 - $736,408). This restatement has no impact on the reported loss and loss per share for each of the years.

	2007		2006
	As originally		As originally
	reported	As restated	reported	As restated

Mineral sales	$17,487,070	$15,523,094	$7,069,442	$6,333,034
Cost of sales (excluding amortization
and depletion)	$16,116,633	$14,152,657	$7,119,047	$6,382,639

(b)	Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario, S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 20.

(c)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes and the fair values assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(e)	Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

(f)	Inventories:

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

(g)	Mineral properties, plant and equipment:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2008, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Office equipment	20% declining balance
Leasehold improvements	straight-line over the term of the lease

(h)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur, which may necessitate a write-down for asset impairment.

(i)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

(j)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(k)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(l)	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, income taxes recoverable, accounts payable and accrued liabilities, long-term debt and convertible loan notes. These financial instruments are classified as either held-for-trading, available- for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities. Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available- for-sale. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Loans and receivables include amounts receivable and income taxes recoverable, and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, long-term debt and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period. The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

For available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(m)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(n)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

(o)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(p)	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

3.	Adoption of new accounting standards:

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

	(a)	Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 13.

	(b)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, requiring disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 14 and 15.

	(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The adoption of this new standard had no significant impact on the consolidated financial statements.

4.	Recent accounting pronouncements:

	(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

	(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010. The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

5.	Amounts receivable:

	2008	2007

Trade accounts receivable	$1,693,512	$2,515,477
Value added tax recoverable	1,292,264	3,037,482
Other	123,782	436,284
	3,109,558	5,989,243
Allowance for doubtful amounts	(303,126)	(110,000)

	$2,806,432	$5,879,243

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	2008	2007

Finished product	$506,383	$311,357
Ore stockpile	7,026	29,319
Materials and supplies	672,907	407,797
	1,186,316	748,473

Write-down of finished product to net realizable value	(240,810)	-

	$945,506	$748,473

The amount of inventory recognized as an expense for the years ended December 31, 2008, 2007 and 2006 is represented by the amount of cost of sales.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	December 31,	December 31,
	2008	2007

Topia Mine :
Mineral properties	$2,731,978	$2,167,106
Plant and equipment	5,847,432	5,660,608
Buildings and mobile equipment	395,716	393,346
Asset retirement obligations (note 10)	231,439	546,254
	9,206,565	8,767,314
Accumulated depreciation and depletion	(3,838,616)	(2,177,831)
	5,367,949	6,589,483

Guanajuato Mines:
Mineral properties	4,130,020	3,978,063
Plant and equipment	6,504,682	4,828,025
Buildings and mobile equipment	1,711,403	1,752,370
Land	2,844,889	2,844,889
Asset retirement obligations (note 10)	569,057	532,213
	15,760,051	13,935,560
Accumulated depreciation and depletion	(5,333,231)	(2,753,990)
	10,426,820	11,181,570

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of
accumulated depreciation of $208,299 (2007 -
$123,957)	224,450	248,218

	$16,087,761	$18,087,813

(a)	Topia Mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

(b)	Guanajuato Mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c)	Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its Topia Mine Property.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(d)	Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

The carrying values of the mineral properties, plant and equipment related to the Topia mine and the Guanajuato mine were $5,367,949 and $10,426,820, respectively, at December 31, 2008. The Company has determined that no impairment write-down was required at December 31, 2008 for the Topia and Guanajuato mining properties. This conclusion is based on estimates of undiscounted future cash flows for these mines which include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. Future changes in the assumptions used for impairment testing may result in material changes in asset carrying values.

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV Guanajuato		Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2008

Option
payments:	Cash	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 375,280	$ 375,280

	Shares	-	-	-	-	-	-	-	191,568	191,568

Analysis		-	-	-	44,624	-	210,420	-	117,761	372,805

Drilling		-	-	-	302,427	-	890,951	-	643,106	1,836,484

Field costs		1,176	-	-	35,697	-	15,060	-	54,774	106,707

Geology		5,180	-	-	267,517	-	694,985	-	557,585	1,525,267

Project
administration		32,558	-	-	16,083	-	222,159	-	182,021	452,821

Mine
exploration
costs		-	-	-	1,549,391	-	-	-	-	1,549,391

		38,914	-	-	2,215,739	-	2,033,575	-	2,122,095	6,410,323
Cost
Recoveries		(82,397)	-	-	-	-	-	-	-	(82,397)

		(43,483)	-	-	2,215,739	-	2,033,575	-	2,122,095	6,327,926
Cumulative
expenses,
beginning of
year		210,074	489,654	425,465	5,817,298	168,144	4,257,919	369,788	3,083,486	14,821,828

Cumulative
expenses,
end of year		$ 166,591	$ 489,654	$ 425,465	$8,033,037	$ 168,144	$6,291,494	$ 369,788	$5,205,581	$21,149,754

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2007

Option
payments:	Cash	$ 49,119	$102,721	$ -	$ -	$ -	$ -	$ -	$ 216,623	$ 368,463
	Shares	-	-	-	-	-	-	-	246,000	246,000
Analysis		19,588	-	-	51,098	-	293,759	-	160,448	524,893
Drilling		161,212	-	-	766,273	-	816,417	-	928,912	2,672,814
Field costs		315,688	-	-	111,448	-	3,007	-	171,758	601,901
Geology		31,582	-	-	323,649	-	750,145	-	459,351	1,564,727
Project
administration		30,132	-	-	16,490	-	52,024	-	133,577	232,223
Mine
exploration
costs		-	-	-	1,223,200	-	-	-	-	1,223,200

		607,321	102,721	-	2,492,158	-	1,915,352	-	2,316,669	7,434,221
Cost
Recoveries		(631,117)	-	-	-	-		-	-	(631,117)
		(23,796)	102,721	-	2,492,158	-	1,915,352	-	2,316,669	6,803,104
Cumulative
expenses,
beginning of
year		233,870	386,933	425,465	3,325,140	168,144	2,342,567	369,788	766,817	8,018,724

Cumulative
expenses,
end of year		$210,074	$489,654	$425,465	$5,817,298	$168,144	$4,257,919	$369,788	$3,083,486	$14,821,828

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

		San	Santo	San	Topia	Topia
		Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
		(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2006

Option
payments:	Cash	$ -	$ 11,495	$ -	$ -	$ -	$ -	$ 111,337	$ 93,639	$ 216,471
	Shares	-	-	-	-	-	-	81,000	532,000	613,000
Analysis		1,288	-	-	64,493	-	286,744	-	-	352,525
Drilling		-	-	-	206,977	-	620,092	-	24,951	852,020
Field costs		768	-	-	228,253	-	43,061	-	-	272,082
Geology		16,782	11,307	-	352,364	44,188	848,183	-	107,207	1,380,031
Project
administration		16,006	-	-	127,244	-	129,684	-	9,020	281,954

		34,844	22,802	-	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative
expenses,
beginning of
year		199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	-	4,050,641

Cumulative
expenses,
end of year		$ 233,870	$ 386,933	$ 425,465	$ 3,325,140	$ 168,144	$ 2,342,567	$ 369,788	$ 766,817	$ 8,018,724

(a)	Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2008, US$60,000 and 150,000 shares of Altair have been received in accordance with the agreement.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2008.

(b)	San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which granted the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

(c)	Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company payable over three years, US$50,000 was paid and 150,000 shares issued. No payments were made in 2007.

(d)	Mapimi Project:

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

	(i)	US$20,000 (paid) within 30 days of the signing of the option agreement;

	(ii)	US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;

	(iii)	US$200,000 (paid) and issuance of 200,000 common shares (issued) by the first anniversary of the date of signing the option agreement;

	(iv)	US$500,000 (paid) and issuance of 100,000 common shares (issued) by the second anniversary of the date of signing the option agreement;

	(v)	US$700,000 by the third anniversary of the date of signing the option agreement; and

	(vi)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

9.	Long-term debt:

(a) Long-term debt:

	December 31,	December 31,
	2008	2007

Arcoiris concession acquisition, carrying value of US$100,000
(note 7(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged
payments over three years	$-	$99,130

		99,130
Less: unamortized discount	-	(10,505)
	-	88,625
Current portion	-	(88,625)

	$-	$-

Interest accreted on long-term debt totaled $11,154 in 2008 (2007 – $259,355).

(b) Convertible loan notes:

	December 31,	December 31,
	2008	2007

$2,020,000 note due March 9, 2010, interest rate of 8% per
annum payable quarterly. Discounted at an effective interest
rate of 26.8%.	$1,680,550	$1,398,507

$4,050,000 million notes due July 14, 2011, interest rate of 8%
per annum payable quarterly. Discounted at an effective
interest rate of 25.1%.	2,971,140	2,630,104

	$4,651,690	$4,028,611

(i)

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of an 8% per annum unsecured convertible note maturing March 9, 2010, convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,006,000 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk- free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the note payable during 2008 was $282,043 (2007 - $234,708).

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563,000 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2008 was $341,036 (2007 - $143,104).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

10.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
Balance, beginning of year	$1,101,171	$92,285
Changes in cash flow estimates	(277,971)	986,182
Accretion expense	281,677	22,704
Balance, end of year	$1,104,877	$1,101,171

The provision for asset retirement obligations is based on the following assumptions:

  The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,893,000 (2007 - US$2,289,000).
  The expected timing of payments is estimated as follows: US$914,000 in 2012, US$161,000 in 2013, US$172,000 in 2014, US$1,218,000 in 2017, US$207,000 in 2018, and US$221,000 in 2019. This timing matches the estimated remaining life of the mines, which is 3 years for Guanajuato and 7 years for Topia in the absence of a reliable estimate of reserves.
  A credit-adjusted risk-free rate of 25.1% (2007 – 25.1%) has been used to discount cash flows.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

11.	Capital stock:

	(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	Issued:

	Number of	Stated
common shares		value

Balance carried forward, December 31, 2005	47,349,431	$21,536,440

Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (i)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements
- Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	-	485,229

Balance, December 31, 2006	69,797,348	46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options	-	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892

Balance, December 31, 2007	80,744,352	56,988,447

Exercise of options	465,000	398,250
Exercise of warrants	100,500	142,710
Issue of shares pursuant to mineral property agreement	344,669	191,568
Reclassification from contributed surplus on exercise of options	-	157,896
Repricing of broker warrants	-	(13,409)

Balance, December 31, 2008	81,654,521	$57,865,462

No preferred shares have been issued.

(i)

On June 1, 2006, the Company issued 7,500,000 units by private placement at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The warrants expired

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

on June 1, 2008. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus. The broker warrants expired on June 1, 2008.

During the year ended December 31, 2008, nil (2007 – nil; 2006 – 1,012,500) shares were released pursuant to time-based provisions of the escrow agreement.

(c)	Contributed surplus:

Stated value

Balance, December 31, 2005	$1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation	4,672,774

Balance, December 31, 2006	6,077,864

Reclassification to common shares on exercise of options	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance, December 31, 2007	6,261,116

Reclassification to common shares on exercise of options	(157,896)
Stock-based compensation	1,165,121
Repricing of broker warrants	13,409
Repricing of stock options	443,150

Balance, December 31, 2008	$7,724,900

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan (the “Plan”), options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2008, nil (2007 – 35,000; 2006 – nil) common shares were issued upon cashless exercises.

The continuity of common stock options for 2008 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2007	Granted	expired	Exercised	2008
0.45	February 8, 2009	490,000	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	(20,000)	40,000
0.45	February 27, 2010	150,000	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	(400,000)	-
2.65	January 14, 2008	400,000	-	(400,000)	-	-
1.42	December 06, 2011	2,105,000	-	(420,000)	-	1,685,000
1.42	March 11, 2012	115,000	-	(15,000)	-	100,000
1.42	June 05, 2012	375,000	-	(125,000)	-	250,000
1.42	September 10, 2012	550,000	-	(25,000)	-	525,000
1.42	April 30, 2010	-	350,000	-	-	350,000
1.42	May 14, 2013	-	1,485,000	(265,000)	-	1,220,000
1.42	July 31, 2013	-	125,000	-	-	125,000

		6,276,700	1,960,000	(1,250,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.97	$0.86	$1.16

As at December 31, 2008, all share options are fully vested. The weighted average remaining contractual life of the options is 2.7 years.

On April 9, 2008, the Board of Directors approved amending the exercise price of 2,070,000 outstanding incentive stock options previously exercisable at $2.65 to $1.42 and 925,000 outstanding incentive stock options previously exercisable at $2.00 to $1.42. The reduction in the exercise price became effective on April 23, 2008. An expense of $443,150 related to the re-pricing of the options has been included in stock-based compensation expense.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of common stock options for 2007 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		December 31,
price	Expiry date	2006	Granted	expired	Exercise	Exercised	2007

0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	400,000
2.65	December 06, 2011	2,295,000	-	(190,000)	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	115,000
2.00	June 05, 2012	-	525,000	(150,000)	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$ 1.50	$ 2.09	$ 2.40	$ 0.90	$ 0.67	$ 1.71

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
price	Expiry date	2005	Granted	expired	Exercised	2006

0.45	February 8, 2009	710,000	-	-	(220,000)	490,000
0.52	April 5, 2009	60,000	-	-	(30,000)	30,000
0.45	May 25, 2009	100,000	-	-	-	100,000
0.45	February 27, 2010	250,000	-	-	(50,000)	200,000
0.45	May 2, 2006	100,000	-	-	(100,000)	-
0.45	July 11, 2010	100,000	-	-	-	100,000
0.45	August 30, 2010	125,000	-	(50,000)	-	75,000
0.45	July 26, 2010	700,000	-	-	(120,000)	580,000
0.60	September 13, 2006	747,260	-	-	(747,260)	-
0.60	September 29, 2007	125,000	-	-	-	125,000
0.45	October 4, 2006	416,500	-	-	(416,500)	-
0.90	January 5, 2011	-	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	-	350,000	-	(112,500)	237,500
0.90	January 14, 2008	-	400,000	-	-	400,000
2.65	January 14, 2008	-	400,000	-	-	400,000
2.65	December 6, 2011	-	2,295,000	-	-	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200

Weighted average exercise price		$ 0.46	$ 1.83	$ 0.68	$ 0.48	$ 1.50

The Company applies the fair value-based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2008, the Company recorded compensation expense for the fair value of stock options of $1,608,271 (2007 - $1,129,500, 2006 - $4,672,774) for stock options that were granted or repriced during the year. The weighted average fair value of options granted

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

or repriced during 2008 was $0.32 (2007 - $0.91, 2006 - $0.93) . The fair value per option was determined using the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.0%	4.4%	3.8%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.1 years	5.0 years	4.2 years
Volatility	66.6%	64.0%	65.2%

(e)	Warrants:

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

On April 9, 2008, the Board of Directors amended the terms of the 3,621,999 outstanding “K” warrants and the 479,375 outstanding broker warrants by reducing the exercise price from $2.65 and $2.00, respectively, to $1.42. There was no change to the expiry date.

The continuity of warrants for 2007 is as follows:

			Balance				Balance
Exercise			December 31,				December 31,
Series	price	Expiry date	2006	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(3,906,200)	-	-
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(200,920)	-	-
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(5,034,300)	-	-
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(553,084)	-	-
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(9,694,504)	-	4,101,374

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The continuity of warrants for 2006 is as follows:

			Balance				Balance
Exercise			December 31,				December 31,
Series	price	Expiry date	2005	Issued	Exercised	Expired	2006

Series "F" Warrants	0.62	June 28, 2006	1,039,861	-	(1,039,861)	-	-
Agents' Warrants	0.62	June 28, 2006	127,500	-	(127,500)	-	-
Series "F" Warrants	0.62	July 18, 2006	1,139,611	-	(1,139,611)	-	-
Finders' Warrants	0.62	July 18, 2006	48,200	-	(48,200)	-	-
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	-	(4,034,000)	-	-
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	-	(2,147,500)	-	-
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	-	(197,000)	-	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	-	(209,400)	-	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	-	(3,062,500)	-	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	-	(182,906)	-	553,084
Series "K" Warrants	2.65	June 1, 2008	-	3,749,998	(127,999)	-	3,621,999
Broker Warrants	2.00	June 1, 2008	-	479,375	-	-	479,375
Agent Warrants	0.62	Sept. 13, 2006	-	373,630	(373,630)	-	-
Agent Warrants	0.62	Oct. 4, 2006	-	208,250	(208,250)	-	-

			21,882,982	4,811,253	(12,898,357)	-	13,795,878

(f)	Advances on share subscriptions

As at December 31, 2008, the Company received a total of $85,000 (2007 – nil; 2006 – nil) in advances on share subscriptions to be applied to future private placements (note 19(a)). The cash was restricted as of December 31, 2008.

(g)	Revision to Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

12.	Accumulated other comprehensive income:

	December 31,	December 31,
	2008	2007
Balance, beginning of period	$5,945	$-
Unrealized gain (loss) on marketable securities	(43,537)	5,945
Balance, end of period	$(37,592)	$5,945

13.	Capital management:

The Company’s objectives when managing capital are to:

ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern,

maintain adequate levels of funding to support the acquisition, exploration, development, and production of mineral properties,

maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are producing properties, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates are largely used to finance the operations of the producing properties. Additionally, the Company carries out exploration activities on the Mapimi property which does not generate any operating income or cash flow. The Company is largely dependent on external financing to fund exploration activities. To undertake planned exploration, the Company will raise additional funds as needed. Funds are primarily secured through convertible debt and equity capital raised by way of private placements.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. In order to maintain or adjust the capital structure, the Company may issue new debt or capital through private placements. For the year ended December 31, 2008, there were some changes in quantitative and qualitative data about the Company’s objectives, policies and processes for managing capital as compared to the prior period. In response to the global economic downturn in the latter part of 2008, the Company increased its focus on internally generated cash flow to reduce its reliance on equity and debt financing.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, total managed capital was $14,231,611, comprised of:

	December 31,	December 31,
	2008	2007
Total debt (1)	$5,544,976	$4,117,236
Less: Cash	606,244	5,357,977
Net debt (cash)	4,938,732	(1,240,741)
Shareholders’ equity	9,292,879	21,196,469
Adjusted capital	$14,231,611	$19,955,728
Debt to adjusted capital ratio	0.35	(0.06)

(1) Includes current and long term portion of capital lease obligation and convertible loan notes

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under its lease financing contract. The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2008, the Company met all externally imposed capital and debt repayment requirements.

14.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair value of marketable securities is based on current bid prices at December 31, 2008. The fair value of the capital lease obligation to a third party approximates the amortized cost as the interest rate reflects the estimated market rate at  December 31, 2008. The fair value of the convertible notes at December 31, 2008 is $6,014,000 as determined using the Black-Scholes valuation model. The weighted average assumptions used in the valuation model were a risk-free interest rate of 1.1%, volatility of 85.6%, dividends paid of 0.0%, and an expected life of the options of 1.9 years. The carrying value of the convertible notes at December 31, 2008 was $4,651,690.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and different valuation techniques may have a  material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

For the year ended December 31, 2008, a mark-to-market loss of $43,537 for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the current interim period.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

15.	Financial risk exposure and risk management:

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debt. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank. Risk also exists in sales because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. Prior to 2008, the Company sold its concentrate to one customer. To mitigate the risk, the Company entered into a sales contract with a second customer. The Company continues to consider selling its concentrate to other potential economically viable customers.

	(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectibility of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $303,126 has been provided for potentially uncollectible VAT as at December 31, 2008. With respect to trade receivables, our customers are large, publicly traded companies and have conducted business in Mexico for a number of years. At December 31, 2008, the trade accounts receivable balance totaled $1,693,512 of which 98% of the balance is due within 60 days. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

	(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

For the year ended December 31, 2008, receipt of trade and VAT receivables and draws on cash and cash equivalents were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturities of the Company’s convertible loan notes and capital lease obligation are disclosed in Notes 9 and 18(e). The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risk.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2008 are as follows:

	December 31,	December 31,
	2008	2007

MXN Peso to CDN Dollar	0.089	0.091
US Dollar to CDN Dollar	1.218	0.991

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii) Interest rate risk

The Company’s policy is to invest cash in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

comparison to prevailing market rates. As at December 31, 2008, the Company did not hold any guaranteed investment certificates.

For financial liabilities, the convertible loan notes and capital leases carry fixed interest rates of 8.0% and 9.6% per annum, respectively, and as such are not subject to fluctuations of interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at December 31, 2008, market prices were US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

  A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2008.
  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2008 CAD to USD exchange rate of 0.821.
  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2008 CAD to Mexican peso exchange rate of 11.296.
  A parallel shift of +10%/-10% from the prevailing commodity prices of US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc as of December 31, 2008.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

		Interest Rate		Currency Rate		Commodity Price
		Risk		Risk		Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Financial assets

Cash and cash equivalents
CAD	115	(1)	1	-	-	-	-
USD	114	(1)	1	13	(10)	-	-
Pesos	377	(4)	4	42	(34)	-	-
Amounts receivable
USD	337	-	-	37	(31)	(34)	34
Pesos	2,433	-	-	270	(221)	-	-

Financial liabilities
Accounts payable and
accrued liabilities
USD	1,000	-	-	(111)	91	-	-
Pesos	1,443	-	-	(160)	131	-	-
Capital lease obligation
USD	893	-	-	(99)	81	-	-
Total Increase(Decrease)		(6)	6	(8)	7	(34)	34

16.	Income taxes:

Provision for income taxes:

	2008	2007	2006

Current income taxes	$(131,599)	$149,969	$127,475
Future income taxes	(519,890)	2,421,504	(17,459)

	$(651,489)	$2,571,473	$110,016

Income tax expense (recovery) differs from the amount which would result from applying the statutory
Canadian tax rates for the following reasons:

	2008	2007	2006

Net income (loss) before tax	$(14,937,341)	$(17,129,388)	$(14,974,421)
Canadian income tax rate	31.00%	34.12%	34.12%
Income tax recovery expected	(4,630,576)	(5,844,547)	(5,109,272)
Permanent differences	786,549	(81,800)	1,766,992
Difference in tax rates	1,575,899	561,686	809,932
Benefit of tax attributes not recognized and
other items	1,616,639	7,936,134	2,642,364

	$(651,489)	$2,571,473	$110,016

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Future income tax assets:
Mineral property, plant and equipment and related debt	$880,991	$1,022,274
Office equipment financing and other	313,855	430,454
Capital losses	252,794	261,141
Non-capital losses	4,068,367	3,717,141
Total future income tax assets	5,516,007	5,431,010

Valuation allowance	(5,516,007)	(5,431,010)
Future income tax assets, net of allowance	-	-

Future income tax liabilities:
Mineral properties	(1,901,614)	(2,421,504)

Future income tax liability	$(1,901,614)	$(2,421,504)

At December 31, 2008, the Company had operating losses of $17,300,903 (2007 - $13,170,509; 2006 - $20,988,000) and capital losses of $1,934,816 (2007 - $1,934,816; 2006 - $1,934,816). The operating losses at December 31, 2008 includes $15,269,132 (2007 - $12,365,275; 2006 - $7,285,000) in Canada and $2,031,745 (2007 - $805,233; 2006 - $13,703,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2028.

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2008, three of the Company’s subsidiaries were subject to Income Tax and one subsidiary was subject to Flat Tax.

17.	Related party transactions:

The Company entered into the following transactions with related parties:

	2008	2007	2006

Consulting fees paid or accrued to companies
controlled by directors of the Company	$595,823	$539,000	$388,250

Consulting fees paid or accrued to companies
controlled by officers of the Company	266,230	395,943	272,578

Cost recoveries received or accrued from a
company with a common director of the Company	82,397	631,117	-

Office and administration fees paid or accrued to
a company controlled by a director of the Company	36,138	39,879	101,060

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, $314,435 (2007 – $74,401; 2006 – nil) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $61,720 (2007 – $400,742, 2006 - nil) and were included in amounts receivable.

18.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $322,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2008 is approximately $510,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

	(b)	The Company is committed to making severance payments amounting to approximately $1,552,000 to certain officers and management in the event that there is a change of control of the Company.

	(c)	Commitments outstanding relating to laboratory and drilling services amount to $943,000 in 2009, $622,000 in 2010, and $619,000 in 2011.

	(d)	The Company is committed to operating lease payments of $96,000 in 2009, $15,000 in 2010, $15,000 in 2011 and $15,000 in 2012.

	(e)	The Company has acquired equipment through a capital lease that bears interest at a rate of 9.6% and requires payments to the lease expiry date as follows:

December 31,
2008
Years ending December 31:
2009	502,050
2010	480,899
Total minimum lease payments	982,949
Less amount representing interest	89,663
Balance of the obligation	893,286

Current portion	436,498

$456,788

Included in mineral properties, plant and equipment at December 31, 2008, are leased assets with a cost of $785,047 and accumulated depreciation of $87,375. Interest on the capital lease of $24,438 is included in interest expense. Subsequent to year end, the lease agreement was amended for new payment terms note 19(d).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

19.	Subsequent events:

(a)

On January 23, 2009, the Company closed a private placement offering of 5,125,000 units of the Company at a price of $0.20 per unit for gross proceeds of $1,025,000. Each unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders' fees totaling $50,400 cash and has issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010. Six officers participated by acquiring an aggregate of 565,000 units.

(b)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

(c)

Subsequent to December 31, 2008, 490,000 incentive stock options exercisable at $0.45 expired. The Company also entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares. The options are exercisable at a price of $0.45 and vest as to 25% on the date of grant and 25% as to every three months thereafter. The options expire three years from the date of grant.

(d)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $491,000 in 2009 and $165,000 in 2010 as a result of the program.

(e) On March 4, 2009, the Company’s capital lease agreement was amended to require minimum lease payments of $445,000 in 2009, $490,000 in 2010, and $77,000 in 2011 at an interest rate of 10.5% per annum.

20.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

	December 31, 2008		December 31, 2007
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable
(note 20(a)(iv))	4,651,690	6,070,000	4,028,611	6,070,000
Share capital	57,865,462	64,076,667	56,988,447	63,199,652
Contributed surplus	7,724,900	7,739,900	6,261,116	6,276,116
Equity component of convertible
note (note 20(a)(iv))	2,569,000	-	2,569,000	-
Deficit	(58,913,891)	(63,989,406)	(44,628,039)	(50,326,633)

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

Share capital and contributed surplus:

		2008	2007

Share capital and contributed surplus, under
Canadian GAAP		$65,590,362	$63,249,563
Adjustment for stock-based compensation for
employees (note 20(a)(ii))		15,000	15,000
Reversal of recapitalization of deficit (note 20(a)(iii))		6,211,205	6,211,205
Share capital and contributed surplus, under
US GAAP		$71,816,567	$69,475,768

Deficit:

		2008	2007

Deficit, under Canadian GAAP		$(58,913,891)	$(44,628,039)
Adjustment for stock-based compensation for
employees (note 20(a)(ii))		(15,000)	(15,000)
Reversal of recapitalization of deficit (note 20(a)(iii))		(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 20(a)(iv))		1,150,690	527,611
Deficit, under US GAAP		$(63,989,406)	$(50,326,633)

Loss and loss per share:

	2008	2007	2006

Loss for the year, under Canadian GAAP	$(14,285,852)	$(19,700,861)	$(15,084,437)
Interest accreted on convertible
loan note (note 20(a)(iv))	623,079	377,812	149,799
Loss for the year, under US GAAP	$(13,662,773)	$(19,323,049)	$(14,934,638)

Basic and diluted loss per share, under
US GAAP	$(0.17)	$(0.27)	$(0.25)
Weighted average number of common
shares, basic and diluted	81,321,733	72,227,455	59,720,424

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

	(i)	Income taxes:

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2008, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2008 and 2007, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

	(ii)	Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148

Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2008.

(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv)	Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2008 would be recorded as a liability at face value of $6,070,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $623,079 (2007 - $377,812, 2006 - $149,799) for the year ended December 31, 2008 would not have been recorded, reducing interest expense by an equivalent amount.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. This measurement difference is not material for all reporting periods.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

(b)	Recently adopted United States accounting pronouncements:

(i)

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. In January 2008, the FASB deferred the implementation of this standard for all non-financial assets and non-financial liabilities, except those that are or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008. The impact of partially adopting FASB No.157 for the year ended December 31, 2008 was not material to the Company’s financial statements.

(ii)

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this standard effective January 1, 2008, but has not elected to use the optional fair value measurement.

(iii)

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. This statement was effective for the Company as of November 15, 2008, which is 60 days after the Securities and Exchange Commission’s approval of Auditing Standard No. 6, Evaluating Consistency of Financial Statements. The adoption of this standard had no significant effect on the financial statements.

(c)	Recently issued United States accounting pronouncements:

(i)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

	(ii)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

all business acquisitions would be measured at fair value

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
Years ended December 31, 2008, 2007 and 2006

  most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
  non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)
  goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)	In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This new statement enhances disclosures regarding an entity’s derivative and hedging activities. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard.

(iv)	In May 2008, the FASB issued Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Cash Settled Upon Conversion, which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion. The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The guidance is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on the Company’s financial statements.